MortgageBrokers.com Holdings, Inc.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4K 3Y4

February 27, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
MortgageBrokers.com Holdings, Inc.
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Quarterly Periods Ended March 31, 2008,
June 30, 2008 and September 30, 2008
File No. 333-105778

Dear Mr. Clampitt,

We are in receipt of your letter dated January 15, 2009 regarding the above referenced filings.  Please be advised we will use our best efforts to have completed responses to the SEC’s comment letter filed by March 31, 2009.

Very truly yours,

MortgageBrokers.com Holdings, Inc.

By: /s/Alex Haditaghi
           Alex Haditaghi
           Chief Executive Officer